Via Facsimile and U.S. Mail
Mail Stop 4720

March 16, 2010

Timothy E. Morris
Vice President, Finance and Chief Financial Officer
Vivus, Inc.
1172 Castro Street
Mountain View, CA 94040-2552

Re: Vivus, Inc.
         Form 10-K for the Year Ended December 31, 2008
         Definitive Proxy Statement filed April 30, 2009
         File No. 001-33389

Dear Mr. Morris:

    We have completed our review of your above-referenced filings and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director